			Exhibit 12.1

COLONIAL PROPERTIES TRUST

Ratio of Earnings to Fixed Charges

	Three Months Ended		Six Months Ended
($ in thousands)	June 30,		June 30,
	2013	2012	2013	2012
Earnings:
Pre-tax (loss) income from continuing operations before noncontrolling interest in consolidated subsidiaries or income (loss) from equity investees, extraordinary gain (loss), or gains (losses) on sale of
properties	$(3,080)	$(8,133)	$(7,719)	$(18,469)
Amortization of interest capitalized	490	490	980	987
Interest capitalized	(355)	(350)	(562)	(535)
Distributed income of equity investees	5,502	185	5,669	471
Fixed Charges	22,736	25,029	46,515	49,700
Total Earnings	$25,293	$17,221	$44,883	$32,154

Fixed Charges:
Interest expense	20,999	23,277	43,194	46,330
Interest capitalized	355	350	562	535
Debt costs amortization	1,382	1,402	2,759	2,835
Total Fixed Charges	$22,736	$25,029	$46,515	$49,700

Ratio of Earning to Fixed Charges	1.1	(a)	1.0	(a)

a)
For the three and six months ended June 30, 2012, the aggregate amount of fixed charges exceeded our earnings by approximately $7.8 million and $17.2 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the periods presented is primarily a result of non-cash depreciation and amortization expense.